UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2021

Kimco Realty Corporation
(Exact name of registrant as specified in charter)

Maryland
(State or Other Jurisdiction of Incorporation)

1-10899	13-2744380
(Commission File Number)	(IRS Employer Identification No.)

(Address of principal executive offices)
500 N. Broadway
Suite 201
Jericho, New York 11753

Registrant’s telephone number, including area code: (516) 869-9000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	KIM	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.125% Class L Cumulative Redeemable, Preferred Stock, $1.00 par value per share.	KIMprL	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.250% Class M Cumulative Redeemable, Preferred Stock, $1.00 par value per share.	KIMprM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on April 15, 2021, Kimco Realty Corporation, a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Weingarten Realty Investors, a Texas real estate investment trust (“WRI”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, WRI will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

On May 28, 2021, an action captioned Shiva Stein v. Weingarten Realty Investors et al., Case No. 1:21-cv-04806, was filed in the U.S. District Court for the Southern District of New York against WRI and its trust managers (the “Stein Action”). On June 4, 2021, an additional action captioned Marc Waterman v. Weingarten Realty Investors et al., Case No. 1:21-cv-04970, was filed in the U.S. District Court for the Southern District of New York against WRI, its trust managers, and the Company (the “Waterman Action”).  On July 14, 2021, an additional action captioned Catherine Coffman v. Weingarten Realty Investors et al., Case No. 1:21-cv-05399, was filed in the U.S. District Court for the Northern District of California against WRI and its trust managers (the “Coffman Action”). On July 19, 2021, an additional action captioned Anthony Morgan v. Weingarten Realty Investors et al., Case No. 1:21-cv-05523, was filed in the U.S. District Court for the Northern District of California against WRI and its trust managers (the “Morgan Action”). On July 19, 2021, an additional action captioned Matthew Whitfield v. Weingarten Realty Investors et al., Case No. 2:21-cv-03206, was filed in the U.S. District Court for the Eastern District of Pennsylvania against WRI and its trust managers (the “Whitfield Action”). On July 20, 2021, an additional action captioned John Ryan v. Weingarten Realty Investors et al., Case No. 5:21-cv-05547, was filed in the U.S. District Court for the Eastern District of Pennsylvania against WRI and its trust managers (the “Ryan Action” and, together with the Stein Action, the Waterman Action, the Coffman Action, the Morgan Action and the Whitfield Action, the “WRI Federal Actions”). The complaints in the WRI Federal Actions variously assert, among other things, claims under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against WRI and the members of the WRI board of trust managers and claims under Section 20(a) of the Exchange Act against the members of the WRI board of trust managers (and, the Stein Action, the Company) for allegedly causing a materially incomplete and misleading registration statement on Form S-4 to be filed on May 28, 2021 with the Securities and Exchange Commission (the “SEC”).

On June 7, 2021, an action captioned Tammy Fields v. Kimco Realty Corporation et. al., Case No. 1:21-cv-03198, was filed in the U.S. District Court for the Eastern District of new York against the Company and its directors (the “Fields Action”). On June 23, 2021 an additional action captioned Mohan Nayak v. Kimco Realty Corporation et. al., Case No. 1:21-cv-05501, was filed in the U.S. District Court for the Southern District of New York against the Company and its directors (the “Nayak Action” and, together with the Fields Action, the “Company Federal Actions” and, the Company Federal Actions together with the WRI Federal Actions, the “Federal Actions”). The complaints in the Company Federal Actions variously assert, among other things, claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against the Company and the members of the Company’s board of directors and claims under Section 20(a) of the Exchange Act against the members of the Company’s board of directors for allegedly causing a materially incomplete and misleading registration statement on Form S-4 to be filed on May 28, 2021 with the SEC.

In addition, on June 21, 2021, an action captioned Robert Garfield v. Milton Cooper et. al., Index No. 58452/2021, was filed in the Supreme Court of the State of New York for the County of Westchester against the Company and its directors (the “Garfield Action” and, together with the Federal Actions, the “Actions”). The complaint in the Garfield Action asserts, among other things, claims for breach of fiduciary duty under Maryland law as well as fraudulent misrepresentation, negligent misrepresentation and concealment under New York common law against the Company and its board of directors. The complaint alleges that the Company and its board of directors caused a materially incomplete and misleading registration statement on Form S-4 to be filed on May 28, 2021 with the SEC.

The plaintiffs and defendants have reached an agreement to resolve the Actions. In connection with resolution of the Actions, the Company has agreed to make the following supplemental disclosures (the “litigation-related supplemental disclosures”) to its Registration Statement on Form S-4, which was declared effective by the SEC on June 25, 2021 (the “Registration Statement”). The plaintiffs have agreed that, following the filing of this Current Report on Form 8-K (this “Report”), the plaintiffs will dismiss the Actions in their entirety.

The defendants believe that the Actions are without merit. The defendants deny that any further disclosure beyond that already contained in the Registration Statement is required under applicable law to supplement the Registration Statement and the joint proxy statement included therein which has been disseminated to Company stockholders and WRI shareholders. Nonetheless, to avoid the risk that the Actions may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending such Actions, the defendants are making the litigation-related supplemental disclosures, as set forth herein. Nothing in this Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Registration Statement, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information the Company and WRI file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Registration Statement, the information set forth herein shall supersede or supplement the information in the Registration Statement. All page references are to pages in the prospectus supplement that was filed by the Company on June 25, 2021 and forms a part of the Registration Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Registration Statement.

Supplemental Disclosures

The disclosure under the heading “The Merger—Background of the Merger” is hereby amended and supplemented by replacing the first sentence in the sixth paragraph on page 31 of the Registration Statement with the following:

On August 10, 2020, Milton Cooper, the Executive Chairman of Kimco, and Marc Shapiro, a member of the WRI board, met for lunch. While the potential transaction was not a planned agenda item for this meeting, Messrs. Cooper and Shapiro raised the possibility of the potential transaction and discussed the potential benefits that a combination of the two companies could bring and the potential economic terms of a combination between the two companies, building on the framework discussed by Messrs. Flynn and Alexander.

The disclosure under the heading “The Merger—Background of the Merger” is hereby amended and supplemented by adding the following as a new paragraph immediately following the sixth paragraph on page 31 of the Registration Statement with the following:

Between August 10, 2020 and December 2020, the parties continued to discuss the potential transaction with their respective advisors, but no further discussions between the parties regarding the potential transaction were held.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Selected Comparable Company Analysis” is hereby amended and supplemented by deleting the table at the bottom of page 45 of the Registration Statement and replacing it with the following:

	2021 FFO Multiple	Implied Capitalization Rate
Kimco	16.0x	5.9%
Regency Centers Corporation	19.0x	5.2%
WRI	16.0x	6.0%
SITE Centers Corporation	14.4x	6.5%
Retail Properties of America, Inc.	13.4x	7.1%
Retail Opportunity Investments Corporation	16.6x	5.5%
Urban Edge Properties	18.2x	6.4%
Kite Realty Group Trust	15.2x	6.8%

Low	13.4x	5.2%
High	19.0x	7.1%
Median	16.0x	6.2%
Mean (excl. Kimco)	16.1x	6.2%
Mean (excl. WRI)	16.1x	6.2%

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Selected Precedent Transaction Analysis” is hereby amended and supplemented by deleting the table at the bottom of page 46 of the Registration Statement and the immediately preceding sentence and replacing them with the following:

The following table sets forth the transactions analyzed based on such characteristics and their respective FFO multiples:

Announcement Date	Acquiror	Target	FFO Multiple
11/14/2016	Regency Centers Corporation	Equity One, Inc.	21.4x
12/15/2015	DRA Advisors LLC	Inland Real Estate Corporation	10.5x
4/10/2015	Blackstone	Excel Realty Trust, Inc.	17.0x
10/31/2014	Edens Investment Trust	AmREIT, Inc.	24.4x
2/27/2007	Centro Properties Group	New Plan Excel Realty Trust, Inc.	16.6x
7/9/2006	Kimco	Pan Pacific Retail Properties, Inc.	17.0x
7/9/2006	Centro Watt	Heritage Property Investment Trust Inc.	13.0x

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Discounted Cash Flow Analysis—Kimco Standalone Valuation” is hereby amended and supplemented by adding the following sentence immediately following the fourth sentence of such section on page 47 of the Registration Statement:

The weighted average cost of capital was derived by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, and a beta for the company and selected comparable companies, as well as certain financial metrics for the United States financial markets generally.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Discounted Cash Flow Analysis—Kimco Standalone Valuation” is hereby amended and supplemented by deleting the fifth sentence of such section on page 47 of the Registration Statement and replacing it with the following:

Barclays then calculated a range of implied prices per share of Kimco by (A) (i) subtracting estimated total debt and preferred equity, (ii) adding cash, each as of December 31, 2020, from the estimated enterprise value using the discounted cash flow method (after adding the market value, as of April 13, 2021, of Kimco’s investment in Albertsons) and (B) dividing such amount by 435,660,586, the fully diluted number of shares of Kimco common stock outstanding as approved for Barclays’ use by Kimco management.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Discounted Cash Flow Analysis—WRI Standalone Valuation” is hereby amended and supplemented by adding the following sentence immediately following the fourth sentence of such section on page 47 of the Registration Statement:

The weighted average cost of capital was derived by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, and a beta for the company and selected comparable companies, as well as certain financial metrics for the United States financial markets generally.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Discounted Cash Flow Analysis—WRI Standalone Valuation” is hereby amended and supplemented by deleting the fifth sentence of such section on page 47 of the Registration Statement and replacing it with the following:

Barclays then calculated a range of implied prices per share of WRI by (A) (i) subtracting estimated total debt and (ii) adding estimated cash, each as of December 31, 2020, from the estimated enterprise value using the discounted cash flow method and (B) dividing such amount by 129,036,524 the fully diluted number of WRI common shares outstanding as approved for Barclays’ use by Kimco management.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—Discounted Cash Flow Analysis—Kimco Standalone Valuation” is hereby amended and supplemented by adding the following after the last paragraph on page 47 of the Registration Statement:

Other Factors

Analysis of Equity Research Price Targets

Barclays reviewed, for informational purposes, publicly available price targets for shares of Kimco common stock and WRI common shares prepared and published by select equity research firms as of April 13, 2021.  The price targets published by the equity research firms did not necessarily reflect current market trading prices for shares of Kimco common stock or WRI common shares.  Barclays noted that the range of low to high price targets as of April 13, 2021 was $15.00 to $22.00 per share of Kimco common stock and $26.00 to $30.00 per WRI common share.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—General” is hereby amended and supplemented by adding the following sentence immediately following the fourth sentence of the second paragraph on page 48 of the Registration Statement:

No determination has yet been made regarding whether the discretionary fee will be paid.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Barclays Capital Inc.—General” is hereby amended and supplemented by adding the following sentence immediately preceding the last sentence of the second paragraph on page 48 of the Registration Statement:

In the past two years, other than in respect of the Merger, Barclays has received compensation for investment banking and financial services from Kimco of $0.53 million.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Lazard Frères & Co. LLC—Kimco Financial Analyses—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following sentence immediately preceding the last sentence of the first paragraph of such section on page 51 of the Registration Statement:

The weighted average cost of capital was derived using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain metrics including capital structure, the cost of long-term U.S. treasury debt, tax rates, historical and projected unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Lazard Frères & Co. LLC—WRI Financial Analyses—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following sentence immediately preceding the last sentence of the first paragraph of such section on page 52 of the Registration Statement:

The weighted average cost of capital was derived using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain metrics including capital structure, the cost of long-term U.S. treasury debt, tax rates, historical and projected unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors—Opinion of Lazard Frères & Co. LLC—Kimco Financial Analyses—Selected Public Companies Analysis” is hereby amended and supplemented by deleting the table on page 52 of the Registration Statement and the immediately preceding sentence and replacing them with the following:

The following table sets forth the Kimco selected companies and their respective 2021 and 2021 FFO multiples:

	2021 FFO Multiple	2022 FFO Multiple
Regency Centers Corporation	19.0x	17.4x
SITE Centers Corporation	14.3x	13.5x
Retail Properties of America, Inc.	13.3x	12.3x
Retail Opportunity Investments Corporation	16.6x	15.5x
Urban Edge Properties	18.2x	16.2x
Kite Realty Group Trust	15.1x	14.1x
WRI	16.1x	15.1x

Low	13.3x	12.3x
High	19.0x	17.4x
Median	16.1x	15.1x
Mean	16.1x	14.9x

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Lazard Frères & Co. LLC—WRI Financial Analyses—Comparable Public Companies Analysis” is hereby amended and supplemented by deleting the first table on page 53 of the Registration Statement and the immediately preceding sentence and replacing them with the following:

The following table sets forth the WRI selected companies and their respective 2021 and 2021 FFO multiples:

	2021 FFO Multiple	2022 FFO Multiple
Regency Centers Corporation	19.0x	17.4x
SITE Centers Corporation	14.3x	13.5x
Retail Properties of America, Inc.	13.3x	12.3x
Retail Opportunity Investments Corporation	16.6x	15.5x
Urban Edge Properties	18.2x	16.2x
Kite Realty Group Trust	15.1x	14.1x
Kimco	16.0x	14.8x

Low	13.3x	12.3x
High	19.0x	17.4x
Median	16.0x	14.8x
Mean	16.1x	14.8x

The disclosure under the heading “The Merger—Opinion of Kimco’s Financial Advisors— Opinion of Lazard Frères & Co. LLC—General” is hereby amended and supplemented by adding the following sentence immediately following the second sentence of the first paragraph on page 54 of the Registration Statement:

In the past two years, other than in respect of the Merger, Lazard has received compensation for investment banking and financial services from Kimco of $0.25 million.

The disclosure under the heading “The Merger—Certain Unaudited Prospective Financial Information—Kimco Prospective Financial Information” beginning on page 61 of the Registration Statement is hereby amended and replaced in its entirety with the following:

The following table summarizes certain prospective financial information with respect to Kimco on a stand-alone basis (amounts may reflect rounding):

Summary of the Prospective Financial Information—Kimco Stand-Alone
($ in millions, except per share data)

	2021E	2022E	2023E	2024E	2025E
Cash NOI(1)	$808	$860	$902	$931	$963
Net Operating Income	$834	$885	$928	$958	$991
Recurring EBITDA(2)	$787	$828	$865	$894	$925
Funds from Operations(3)	$543	$576	$627	$652	$675
FFO as Adjusted(4)	$543	$592	$627	$652	$675
FFO as Adjusted per Share	$1.26	$1.37	$1.44	$1.50	$1.55
Unlevered Cash Flow(5)	$532	$574	$569	$587	$620
Unlevered cash flow (excluding Alberstons dividends)	$516	$557	$550	$566	$598

(1)
Cash NOI is a non-GAAP financial performance measure that represents cash income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

(2)
Recurring EBITDA is a non-GAAP financial performance metric that represents net income/(loss) attributable to the company before interest, depreciation and amortization, gains/losses on sale of operating properties, losses/gains on change of control, impairment charges and other one-time items.

(3)
Funds From Operations (which we refer to as “FFO”) is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. The National Association of Real Estate Investment Trusts (which we refer to as “NAREIT”) defines FFO as net income/(loss) available to Kimco’s common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect FFO on the same basis. Kimco has the option and has elected to, exclude gains and losses on the sale of assets and impairments of assets incidental to its main business and to exclude mark-to-market changes in value on its equity securities in calculating FFO.

(4)
FFO as adjusted is a supplemental non-GAAP financial measure that Kimco believes is more reflective of its core operating performance and provides investors and analysts an additional measure to compare Kimco’s performance across reporting periods on a consistent basis by excluding items that Kimco does not believe are indicative of its core operating performance. FFO as adjusted is generally calculated by Kimco as FFO excluding certain transactional income and expenses and non-operating impairments which management believes are not reflective of the results within Kimco’s operating real estate portfolio.

(5)
Unlevered cash flow is a non-GAAP financial performance measure that adjusts Cash NOI by adding management fee and investment income, subtracting general and administrative and corporate expenses, tenant improvements, leasing commissions and recurring capital expenditures, adjusting for the impact of acquisitions, dispositions, redevelopment, development and the monetization of structured investments, and incorporating changes in working capital and other adjustments.

The disclosure under the heading “The Merger—Certain Unaudited Prospective Financial Information—WRI Prospective Financial Information” on page 62 of the Registration Statement is hereby amended and replaced in its entirety with the following:

The following table summarizes certain prospective financial information with respect to WRI on a stand-alone basis (amounts may reflect rounding):

Summary of the Prospective Financial Information—WRI Stand-Alone
($ in millions, except per share data)

	2021E	2022E	2023E	2024E	2025E
Cash NOI(1)	$318	$349	$367	$379	$389
Net Operating Income	$329	$359	$377	$389	$399
Recurring EBITDA(2)	$290	$319	$336	$346	$355
Funds from Operations(3)	$224	$252	$268	$281	$289
FFO per Share	$1.73	$1.94	$2.06	$2.15	$2.21
Unlevered Cash Flow(4)	$225	$170	$207	$217	$224

(1)
Cash NOI is a non-GAAP financial performance measure that represents cash income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

(2)
Recurring EBITDA is a non-GAAP financial performance metric that represents net income/(loss) attributable to the company before interest, depreciation and amortization, gains/losses on sale of operating properties, losses/gains on change of control, impairment charges and other one-time items.

(3)
FFO is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income/(loss) available to WRI’s common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect FFO on the same basis.

(4)
Unlevered cash flow is a non-GAAP financial performance measure that adjusts Cash NOI by subtracting general and administrative and corporate expenses, tenant improvements, broker fees and recurring capital expenditures, adjusting for the impact of acquisitions, dispositions, redevelopment and development, and incorporating changes in working capital and other adjustments.

The disclosure under the heading “The Merger—Interests of Kimco Directors and Executive Officers in the Merger” is hereby amended and supplemented by adding the following sentence to the second paragraph of such section on page 63 of the Registration Statement with the following:

Following the Merger, the compensation of the Kimco board of directors remains subject to the compensation programs described in Kimco’s Proxy Statement for its 2021 Annual Meeting of Stockholders, which is incorporated by reference herein.

* * *

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  The Company and WRI intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding the Company and WRI include, but are not limited to, statements related to the anticipated acquisition of WRI and the anticipated timing and benefits thereof; the Company’s expected financing for the transaction; the Company’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the Company’s and WRI’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of WRI’s and the Company’s management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that WRI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the Company’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of the Company’s common stock or WRI’s common shares; the possibility that, if the Company does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for the Company common stock or preferred stock or the Company’s ability to pay dividends; impairment charges; unanticipated changes in WRI’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting the Company and WRI, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s and WRI’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, WRI’s Annual Report on Form 10-K for the year ended December 31, 2020, and subsequent filings and reports by either company.  Moreover, other risks and uncertainties of which the Company or WRI are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company or WRI on their respective websites or otherwise.  Neither the Company nor WRI undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a registration statement on Form S-4 to register the shares of the Company common stock to be issued in connection with the Merger, which was declared effective by the SEC on June 25, 2021.  The registration statement includes a joint proxy statement/prospectus which was sent on or about June 29, 2021 to the common stockholders of the Company and the shareholders of WRI seeking their approval of their respective transaction-related proposals.  The Company and WRI also plan to file other documents with the SEC with respect to the proposed Merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WRI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.kimcorealty.com, or from WRI at its website, www.weingarten.com.  Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to the Company at IR@kimcorealty.com or 500 North Broadway Suite 201, Jericho, New York 11753, telephone: (866) 831-4297, and documents filed with the SEC by WRI will be available free of charge by accessing WRI’s website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to WRI at ir@weingarten.com or 2600 Citadel Plaza Drive, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

The Company and WRI and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of the Company and the shareholders of WRI in respect of the proposed transaction under the rules of the SEC.  Information about the Company’s directors and executive officers is available in the Company’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about WRI’s directors and executive officers is available in WRI’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when they become available.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or WRI using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

KIMCO REALTY CORPORATION

By:	/s/ Glenn G. Cohen
	Name:	Glenn G. Cohen
	Title:	Chief Financial Officer
Date: July 23, 2021